June 17, 2005

James Hoodlet, Esq.
John Hancock Financial Services, Inc.
Post Office Box 111
Boston, Massachusetts 02117-0111

Re:     John Hancock Variable Life Insurance Account S
        Initial Registration Statement on Forms N-6
        File No. 333-124150

Dear Mr. Hoodlet:

        The staff has reviewed the above-referenced registration statements, which were received by the Commission on April 19, 2005.  The registration statements in file number 333-124150 received a selective review, based on a representation in your letter dated April 19, 2005 that the prospectus is substantially similar to the prospectus in a currently effective registration statement of John Hancock Variable Life Account S (File No. 333-111385).  Based on our limited review, we have the following comments on both registrations statements (page numbers below refer to the provided courtesy copy):

**1.      Transaction Fee Table – page 8**

        The entry for maximum surrender charge does not indicate what is the applicable charge, referring instead to an undefined phrase, i.e., "Surrender Charge Calculation Limit." Please revise the table to clearly indicate what is the surrender charge and ensure that all capitalized phrases are defined.

**3.      Rider Charge Table – page 10**

        Please define the phrases "Specified Premium" used in the entry for the Disability Payment of Specified Premium Ride, the "LMAX Maximum Monthly Benefit Amount" in the entry for the Residual Life Insurance Benefit and Continuation of Acceleration Rider," and "Monthly Acceleration Percentage" in footnotes 4 and 5.

**4.      Fund Operating Expense Table – page 14**

        Please revise footnote H for the PIMCO All Asset VIT Portfolio to more clearly indicate what are the "PIMS Funds" and what is the range of operating expenses incurred by these funds.

**5.      The Investment Accounts – page 24**

The prospectus notes that voting instructions may be disregarded in "certain limited circumstances."  Please provide a general description of those circumstances.

**6.      Change of Death Benefit Option – page 28**

The prospectus states that no new surrender charge will apply to an "increase" in Total Face Amount solely due to a change in the death benefit option.  Please confirm supplementally to the staff how surrender charges would in any case be applicable to increases in Total Face Amount.

**7.      No Lapse Guarantee – page 30**

Please describe generally how the amount of the No Lapse Guarantee Premium relates to Total Face Amount.

**8.      Transfers of Existing Policy Value – page 32**

The prospectus makes reference to a "fixed account maximum transfer amount." Please describe generally how this amount relates to Total Face Amount.

**9.      Withdrawals – page 32**

The prospectus states that one of the surrender charges applies to a withdrawal only if the withdrawal results in a reduction in Base Face Amount.  In this regard, the prospectus notes that any withdrawal may, under Option 1, also reduce Total Face Amount, which will happen only if the minimum death benefit under Option 1 is equal to or less than the Total Face Amount.  The prospectus further notes that the Base Face Amount will be reduced only after all Supplemental Face Amount has been reduced.

Please describe generally the circumstances under which a withdrawal of policy value under a contract having Option 2 as the selected death benefit would result in a surrender charge.  In addition, please provide either in the body of the prospectus or in an appendix examples of when a partial withdrawal in contracts having Option 1 and Option 2 as the selected death benefit would result in the imposition of the described surrender charge.

**10.      Cost of Insurance Charge - page 34**

          This paragraph is confusing in several regards.  First, it does not describe how the cost of insurance is calculated if there have been no increases in policy value.  Second, it does not describe clearly what is meant by the policy value being considered "a part" of either the initial Total Face Amount or increases in Total Face Amount.  Third, it does not describe how it relates the death benefit to individual increases in the death benefit for purposes of the calculation of the cost of insurance.  Please revise this section to clarify the ambiguities.

**11.      Qualified Long-Term Care Service Rider – page 37**

          The prospectus notes that "a portion" of the death benefit made available under this rider will be used to repay indebtedness under any policy loan.  Please describe generally how the amount of this portion relates to the death benefit made available.

**12.      Continuation of Acceleration Rider – page 37**

          The prospectus notes that the continuation benefit would not exceed a "monthly maximum for *this* rider" (emphasis original).  Please describe generally what is the amount of this monthly maximum.

**13.      Telephone, Facsimile and Internet Transactions – page 41**

          The prospectus notes that the registrant reserves the right to suspend or terminate the described transfer privileges with respect to any owners the registrant feels are abusing those privileges.  Please clarify whether the registrant could, in acting to restrict these privileges, follow any policy other than as described in the "Transfers of existing policy value" section on pages 31 and 32.

**14.      Exhibits, Financial Statements, etc.**

          All exhibits, financial statements and certain other information not included in the registration statement must be filed in a pre-effective amendment.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Please respond to these comments with a pre-effective amendment to the registration statements or in a letter. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in writing.

Although we have completed an initial review of the registration statements, each is subject to further review after initial comments are resolved. Accordingly, we reserve the right to make further comments to the registration statements and to any forthcoming pre-effective amendment. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 942-0552. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760 and my email address is eisensteinh@sec.gov.

Sincerely,

Harry Eisenstein
Senior Counsel
Office of Insurance Products

Filename: 6-06-05 comments.doc
Directory: F:\OIPR\Old Filing Reviews\Closing Forms
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